HOMEFREE, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2017

HOMEFREE, LLC
TABLE OF CONTENTS
DECEMBER 31, 2017

INDEPENDENT ACCOUNTANTS' REVIEW REPORT   2

FINANCIAL STATEMENTS

Balance Sheet   3

Statement of Operations and Member's Equity (Deficit)   4

Statement of Cash Flows   5

Footnotes to Financial Statements   6-9

SUPPLEMENTARY INFORMATION

Supplementary Schedules of Operating Costs   11

CAIN, BOURRET, JARRY & ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Stephen A. Cain, CPA
Steven R. Bourret, CPA
Renee B. Plummer, CPA

David A. Jarry, CPA, MST
Frederic G. Holdsworth, CPA
Kathleen M. Resmini, CPA

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Member of
Homefree, LLC
Windham, New Hampshire

We have reviewed the accompanying financial statements of Homefree, LLC (a New Hampshire limited liability company), which comprise the balance sheet as of December 31, 2017, and the related statement of operations and member's equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information included in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Cain, Bourret, Jarry & Associates, LLC

Dracut, Massachusetts
October 29, 2018

1595 Lakeview Avenue • Dracut, MA 01826 • Voice: (978) 957-1421 • Fax: (978) 957-3480

HOMEFREE, LLC.
BALANCE SHEET
DECEMBER 31, 2017

ASSETS

	2017
CURRENT ASSETS	
Cash	$ 27,559
Accounts receivable, net of allowance of $15,000	168,733
Inventory - raw materials and work in process	205,869
Employee loans	364
Total Current Assets	402,525
PROPERTY AND EQUIPMENT	
Baking equipment	842,297
Equipment	113,944
Leasehold Improvements	504,365
	1,460,606
Less: accumulated depreciation	(668,348)
	-
Property and Equipment, Net	792,258
OTHER ASSETS	
Security Deposit	7,004
TOTAL ASSETS	$ 1,201,787

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES	
Line of credit	$ 489,934
Accounts payable	75,629
Credit cards payable	10,022
Payroll liabilities	6,104
Current portion of notes payable - equipment	95,121
Current portion of notes payable - bank	15,025
Total Current Liabilities	691,835
LONG TERM LIABILITIES	
Notes payable - equipment	141,632
Notes payable - bank	545,609
Total Long Term Liabilities	687,241
TOTAL LIABILITIES	1,379,076
MEMBER'S EQUITY (DEFICIT)	
Equity (deficit)	(177,289)
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,201,787

See independent accountants' review report and notes to financial statements.

HOMEFREE, LLC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

	2017
SALES	$ 1,548,285
Less distributor fees	(183,057)
NET SALES	1,365,228
COST OF GOODS SOLD	
Direct labor	293,549
Material purchases, net	383,376
Freight in	43,866
Payroll taxes	27,644
Depreciation	60,890
TOTAL COST OF GOODS SOLD	809,325
GROSS PROFIT	555,903
GENERAL AND ADMINISTRATIVE EXPENSES - SCHEDULE I	749,081
INCOME (LOSS) FROM OPERATIONS	(193,178)
OTHER INCOME AND EXPENSES	
Interest expense	(60,109)
Bad debts	(25,072)
Donations	(22,713)
TOTAL OTHER INCOME AND EXPENSES	(107,894)
NET INCOME (LOSS)	(301,072)
MEMBER'S EQUITY (DEFICIT), BEGINNING OF YEAR	(225,165)
CONTRIBUTIONS TO EQUITY	348,948
MEMBER'S EQUITY (DEFICIT), END OF YEAR	$ (177,289)

See independent accountants' review report and notes to financial statements.

HOMEFREE, LLC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

	2017
CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers	$ 1,216,489
Cash paid to suppliers and employees	(1,431,152)
Interest paid	(60,109)
Net cash provided (used) by operating activities	(274,772)
CASH FLOWS FROM INVESTING ACTIVITIES	
Property and equipment purchased	(24,434)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional capital contributed by member	348,948
Net borrowings on line of credit	46,200
Notes payable from bank financing	(14,030)
Principal payments on long term debt	(121,371)
Net cash provided (used) by financing activities	259,747
NET INCREASE IN CASH	(39,459)
CASH, BEGINNING OF YEAR	67,018
CASH, END OF YEAR	$ 27,559
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	
NET INCOME (LOSS)	$ (301,072)
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	
Depreciation and amortization	83,706
Provision for uncollectable accounts	506
(Increase) decrease in accounts receivable	(44,436)
(Increase) decrease in inventory	6,197
(Increase) decrease in other current assets	2,909
Increase (decrease) in accounts payable	(25,300)
Increase (decrease) in credit cards	371
Increase (decrease) in payroll liabilities	2,347
Total adjustments	26,300
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ (274,772)

SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

The company purchased two pieces of equipment in the amount of $76,005 that were financed through a 5 year capital lease arrangement.

See independent accountants' review report and notes to financial statements.

Note 1   **ORGANIZATION AND NATURE OF OPERATIONS**

Homefree, LLC (a New Hampshire Limited Liability Company) was formed and registered with the Secretary of State under the laws of New Hampshire on March 18, 2005 under the name Gak Snacks, LLC. On August 29, 2008 management changed the name to Homefree, LLC and expanded its operations. The Company's principal business is providing a dedicated bakery of gluten free, allergy friendly cookies.

Note 2   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The summary of significant accounting policies of the Company is presented to assist in understanding its financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements.

Use of Estimates.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition.

Sales are recorded when the products are shipped and title transfers. Shipping and handling costs are included in cost of goods sold.

Advertising.

The Company expenses the costs of advertising and marketing the first time the advertising takes place. For the year ended December 31, 2017 the Company has not capitalized advertising costs.

Cash and Equivalents.

The Company considers all highly liquid investments, with a maturity of three months or less, to be cash equivalents for the purpose of determining cash flows. There were no cash equivalents for the year ended December 31, 2017.

Accounts Receivable.

Accounts receivable are presented in the balance sheet net of uncollectible amounts. The risk of loss is the total amount due from the customer at the time of default. The Company records an allowance for estimated uncollectible accounts that approximates anticipated losses. Receivables are evaluated by management as to their collectability on an individual basis prior to an allowance being established. Management will write off any balance that remains after it has exhausted all reasonable collection efforts and concludes that additional collection efforts are not cost-justified. Subsequent recoveries of amounts previously written off are credited directly to revenues.

Inventory

The inventory consists of product ingredients, work-in-process, and shipping supplies and is valued at the lower of cost or market, determined by the first-in first-out method.

Note 2   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Property and Equipment.

Property and equipment is recorded at cost.   For financial reporting purposes, property and equipment is depreciated using the straight-line method over the estimated useful life of the asset. For income tax purposes, assets are depreciated using straight-line and accelerated methods.   The estimated useful lives used in the calculation of depreciation for financial statement purposes are as follows:

Baking Equipment	7 years
Equipment	5-7 years
Leasehold Improvements	15-39.5 years

Maintenance and repairs are charged to operations when incurred while significant improvements and replacements that materially extend the useful life of the assets are capitalized. When assets are retired or are otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in the operations for the period.

Income Taxes

The Company is a disregarded entity for tax purposes. A disregarded entity refers to a business entity with one owner that is not recognized for tax purposes as an entity separate from its owner. Therefore, the Company does not record any current or deferred income taxes in their accompanying financial statements, as any federal and state taxes are borne by the single member and owner individually.

The member's federal and state tax returns are generally subject to examination by the taxing authorities until the expiration of the related statute of limitations on those returns. In general, the federal and state income tax returns have a three-year statute of limitations.

Note 3   **CONCENTRATION OF CREDIT RISK**

The Company maintains its cash balances in bank accounts of high quality credit financial institutions. The balances, at times, may exceed federally insured limits (FDIC). Pursuant to Section 343 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), the standard maximum insurance amount was permanently raised to $250,000. At December 31, 2017, the Company's cash balance did not exceed the FDIC insurance limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk. The Company monitors the credit-worthiness of the financial institutions in which it deposits money.

Note 4   **COMPENSATED ABSENCES**

The employees of the Company are entitled to paid vacation and sick days depending on job classification, length of service, and other factors. The Company does not allow vacation time to be carried forward beyond the end of the year. The Company's policy is to recognize the costs of compensated sick time when paid to employees.

Note 5   **NOTES PAYABLE - EQUIPMENT**

The Company has six notes payable used to finance the purchase of equipment. The notes payable are secured by the purchased equipment and are personally guaranteed by the sole member of the Company. The notes bear interest at rates between 3.651-8.608% and is payable monthly.

Total notes payable	$ 236,753
Less current portion	(95,121)
Total long-term notes payable	$ 141,632

At December 31, 2017, future maturities of long-term notes payable are as follows:

2018	$ 95,121
2019	71,200
2020	35,518
2021	27,130
2022	7,784
	$ 236,753

Note 6   **NOTES PAYABLE – BANK**

The Company has two notes payable with the Enterprise Bank and Trust Company:

The first is a demand note with an initial date of December 30, 2008 and a maturity date of November 15, 2040. Monthly payments are being made in the amount of $3,212, which includes interest. The current interest rate is 4.25%. The balance at December 31, 2017 is $560,634.

Total notes payable	$ 560,634
Less current portion	(15,025)
Total long-term notes payable	$ 545,609

At December 31, 2017, future maturities of long-term notes payable are as follows:

2018	$ 15,025
2019	15,676
2020	16,355
2021	17,064
2022	17,803
Thereafter	478,711
	$ 560,634

Note 7   LINE OF CREDIT

The Company has a commercial line of credit with a maximum limit of $500,000. Monthly payments of interest only are current being made. The note has a maturity date of December 31, 2075. The balance at December 31, 2017 was $489,934 with an interest rate of 5.25%.

Note 8   FAIR VALUE INSTRUMENTS

Generally, accepted accounting principles establish a framework for measuring fair value.

Fair value is the amount that would be received to sell an asset, or paid to settle a liability, in an orderly transaction between market participants at the measurement date. Accounting principles require the use of observable market data, when available, in making fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company's financial instruments, none of which are held for trading purposes, consists primarily of cash, accounts receivable, accounts payable and accrued expenses. The Company estimates the carrying amount of these financial instruments approximate their fair value due to their short-term nature.

The carrying amount of the Company's notes payable generally approximates its fair value at December 31, 2017 as their current interest rates approximates market rates.

Note 9   SUBSEQUENT EVENTS

Management has evaluated events and transactions for subsequent events that would affect the financial statements through October 29, 2018, the date the financial statements were first available to be issued. There were no significant events after December 31, 2017 that would affect these financial statements.

SUPPLEMENTARY INFORMATION

HOMEFREE, LLC.
SUPPLEMENTARY SCHEDULE OF OPERATING COSTS
DECEMBER 31, 2017

	2017
GENERAL AND ADMINISTRATIVE EXPENSES - SCHEDULE I	
Salaries and wages	$ 140,163
Payroll taxes	10,592
Advertising and marketing	60,578
Bank charges	10,961
Auto expense	2,379
Certfication fees	19,450
Commisions	37,980
Distributor marketing and fees	79,737
Consultants	4,504
Insurance	40,286
Dues and subscription	619
Office supplies and expense	7,371
Supplies	35,201
Depreciation	22,816
Employee benefits	20,541
Professional fees	12,767
Trade Shows	7,197
Licenses and permits	507
Taxes	4,226
Retainers	14,330
Rent	117,484
Repairs and maintenance	37,905
Shipping expense	15,290
Telephone	10,732
Travel and meals	1,226
Utilities	34,238
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 749,081

See independent accountants' review report and notes to financial statements.

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